EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS
Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed in accordance with the treasury stock method and the “if converted” method, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants, and convertible debt. Common shares issuable upon exercise of certain options and warrants are not used in the calculation for the years ended December 31, 2005 to 2009, as the effect would be anti-dilutive.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars except per share information)

Net income (loss) from continuing operations	$(36,220)	$(9,247)	$(125,537)	$39,898	$62,673
Income (loss) from discontinued operations, net of income tax	135,654	144,138	15,540	(141,503)	(388,084)
Net income (loss) available to common shareholders	$99,434	$134,891	$(109,997)	$(101,605)	$(325,412)
Basic net income (loss) per common share
Continuing operations	$(0.65)	$(0.12)	$(1.68)	$0.48	$0.68
Discontinued operations	2.41	1.93	0.21	(1.68)	(4.19)
Net income (loss)	$1.77	$1.81	$(1.47)	$(1.20)	$(3.51)
Diluted net income (loss) per common share
Continuing operations	$(0.65)	$(0.12)	$(1.68)	$0.48	$0.68
Discontinued operations	2.41	1.93	0.21	(1.68)	(4.19)
Net income (loss)	$1.77	$1.81	$(1.47)	$(1.20)	$(3.51)
Weighted average number of common shares outstanding (in thousands)	56,194	74,620	74,907	84,596	92,637
Diluted weighted average number of common shares outstanding (in thousands)	56,194	74,620	74,907	84,596	92,637